Filed by: Weyerhaeuser Company Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Weyerhaeuser Company Commission File No.: 333-140411

On February 16, 2007, Weyerhaeuser Company issued the following press release:

For Immediate Release

For More Information, Contact:

Media: Frank Mendizabal, (253) 924-3357

Analysts: Kathryn McAuley, (253) 924-2058

Weyerhaeuser Reports Fourth Quarter 2006 Fine Paper Business Earnings

FEDERAL WAY, Wash. (Feb. 16, 2007) - Weyerhaeuser Company (NYSE: WY) today reported the fourth quarter 2006 results of the Weyerhaeuser Fine Paper Business (a business unit of Weyerhaeuser Company) which includes assets that are expected to be combined with Domtar, Inc. (TSE/NYSE: DTC) in a transaction previously announced by Weyerhaeuser Company and Domtar Inc. The Weyerhaeuser Fine Paper Business had fourth quarter net earnings of $105 million, or $0.37 per share, on net sales of $872 million. Operating income was $149 million. Included in earnings in the fourth quarter was a gain of $65 million pre tax for the refund of countervailing and anti-dumping duties on Canadian softwood lumber sold in the United States.

For the year ended December 31, 2006, the Weyerhaeuser Fine Paper Business had a net loss of $613 million, or $2.18 per share, on net sales of $3.3 billion. Operating loss was $562 million.

These results have been derived from the historical accounting records of Weyerhaeuser Company and have not yet been audited. The historical operating results of the Weyerhaeuser Fine Paper Business may not be indicative of what they would have been had the Weyerhaeuser Fine Paper Business been a stand-alone entity, nor are they necessarily indicative of what the Weyerhaeuser Fine Paper Business operating results may be in the future.

The Weyerhaeuser Fine Paper Business has no common stock authorized or outstanding. As a result, earnings per share is based on the estimated number of shares of Domtar Corporation common stock that Weyerhaeuser Company would have received as consideration had the transaction closed on December 31, 2006.

As previously announced on Aug. 23, Weyerhaeuser Company and Domtar Inc. entered into a definitive agreement to combine Weyerhaeuser Company’s fine paper business and related assets with Domtar Inc. to form Domtar Corporation, which will become North America’s largest producer of fine paper.

On Feb. 2, Weyerhaeuser Company announced an offer to its shareholders for the exchange of some or all of their common shares of Weyerhaeuser Company and exchangeable shares of Weyerhaeuser Company Limited (TSE: WYL) for shares of Domtar Corporation common stock.

The exchange is expected to be tax-free to participating Weyerhaeuser Company shareholders for U.S. federal income tax purposes. The offer will expire at 12:00 midnight, New York City time, on March 2, unless extended or terminated.

The Prospectus-Offer to Exchange included in the Registration Statement on Forms S-4 and S-1 filed by Domtar Corporation with the Securities and Exchange Commission more fully describes the terms and conditions of the exchange offer.

ADDITIONAL INFORMATION

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer announced previously. The offer is made solely by the Prospectus-Offer to Exchange and related letters of transmittal.

Investors and shareholders are urged to read the Prospectus-Offer to Exchange, and any other relevant documents filed with the Securities and Exchange Commission, when they become available and before making any investment decisions. None of Weyerhaeuser Company, Weyerhaeuser Company Limited, Domtar Inc., Domtar Corporation or any of their respective directors or officers makes any recommendation as to whether you should participate in the exchange offer. You can obtain a free copy of the Prospectus-Offer to Exchange and other related documents filed by Weyerhaeuser Company or Domtar Corporation with the Securities and Exchange Commission at www.sec.gov.

ABOUT WEYERHAEUSER COMPANY

Weyerhaeuser Company, one of the world’s largest integrated forest products companies, was incorporated in 1900. In 2006, sales were $21.9 billion. It has offices or operations in 18 countries, with customers worldwide. Weyerhaeuser Company is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser Company’s businesses, products and practices is available at http://www.weyerhaeuser.com.

ABOUT THE WEYERHAEUSER FINE PAPER BUSINESS

The Weyerhaeuser Fine Paper Business is the second largest integrated manufacturer of uncoated free sheet in North America and the third largest in the world based on production capacity. In 2006, sales were $3.3 billion. The Weyerhaeuser Fine Paper Business has six uncoated free sheet mills in the United States and two in Canada (one of which is currently not in operation), one coated groundwood mill in the United States, a pulp mill in Canada and owns or has an equity interest in three sawmills in Canada.